Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0001

Attn:	Mr. J. Nolan McWilliams
Ms. Sandra Hunter Berkheimer
Mr. Marc Thomas
Mr. Hugh West
Robinhood Markets, Inc.
Registration Statement on Form S-1
File No. 333-258474
October 8, 2021
Dear Mr. McWilliams, Ms. Berkheimer, Mr. Thomas and Mr. West:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Robinhood Markets, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:30 p.m. (New York City time) on October 13, 2021, or as soon thereafter as practicable.
In connection with this request, the Company acknowledges its obligations under the Securities Act.
* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform D. Scott Bennett at (212) 474-1132 or C. Daniel Haaren at (212) 474-1322. The Company hereby authorizes Mr. Bennett and Mr. Haaren to orally modify or withdraw this request for acceleration.

Very truly yours,

Robinhood Markets, Inc.

By:	/s/ Daniel Gallagher
	Name:	Daniel Gallagher
	Title:	Chief Legal Officer